# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Propanc Biopharma, Inc., CIK 0001517681
CUSIP: 74346N701
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 302, 6 Butler Street, Camberwell, VIC, Australia (C3), 3124
Date of event which requires filing of this statement: 08/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001769419

## Reporting persons
- Ionic Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 1,257,622; sole dispositive power 0; shared dispositive power 1,257,622; aggregate amount beneficially owned 1,257,622 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage are based on 12,761,782 shares of common stock, par value $0.001 per share, of the issuer (the ''Common Stock'') outstanding, as verified with the issuer.
- Ionic Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,257,622; sole dispositive power 0; shared dispositive power 1,257,622; aggregate amount beneficially owned 1,257,622 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 12,761,782 shares of Common Stock outstanding, as verified with the issuer.
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,257,622; sole dispositive power 0; shared dispositive power 1,257,622; aggregate amount beneficially owned 1,257,622 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 12,761,782 shares of Common Stock outstanding, as verified with the issuer.
- Keith Coulston: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,257,622; sole dispositive power 0; shared dispositive power 1,257,622; aggregate amount beneficially owned 1,257,622 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage are based on 12,761,782 shares of Common Stock outstanding, as verified with the issuer.

## Item 1. Issuer
Name of issuer: Propanc Biopharma, Inc.
Address of issuer's principal executive offices: 302, 6 Butler Street, Camberwell, VIC, 3124 Australia

## Item 2. Person Filing
Name of person filing:
(i) Ionic Ventures LLC, a California limited liability company ("Ionic");

(ii) Ionic Management, LLC, a Delaware limited liability company ("Ionic Management");

(iii) Brendan O'Neil ("Mr. O'Neil"); and

(iv) Keith Coulston ("Mr. Coulston").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 256, San Francisco, CA 94123.
Citizenship: Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. O'Neil and Mr. Coulston is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person.

The ownership percentages reported are based on 12,761,782 shares of Common Stock outstanding, as verified with the issuer.

Ionic is the beneficial owner of 1,257,622 shares of Common Stock (the "Shares"). Ionic has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O'Neil and Mr. Coulston, has shared power to vote and/or dispose of the Shares beneficially owned by Ionic and Ionic Management. Neither Mr. O'Neil nor Mr. Coulston directly owns the Shares. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O'Neil and Mr. Coulston may be deemed to beneficially own the Shares which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own the Shares which are beneficially owned by Ionic.
Percent of class: 9.9 %
Sole power to vote or to direct the vote:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Ionic: 1,257,622.00

(B) Ionic Management: 1,257,622.00

(C) Mr. Coulston: 1,257,622.00

(D) Mr. O'Neil: 1,257,622.00
Sole power to dispose or to direct the disposition:
(A) Ionic: 0.00

(B) Ionic Management: 0.00

(C) Mr. Coulston: 0.00

(D) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Ionic: 1,257,622.00

(B) Ionic Management: 1,257,622.00

(C) Mr. Coulston: 1,257,622.00

(D) Mr. O'Neil: 1,257,622.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Ionic Ventures, LLC: /s/ Ionic Ventures, LLC, Keith Coulston, Manager of Ionic Management, LLC, Manager of Ionic Ventures, LLC (08/19/2025)
- Ionic Management, LLC: /s/ Ionic Management, LLC, Keith Coulston, Manager (08/19/2025)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (08/19/2025)
- Keith Coulston: /s/ Keith Coulston, Keith Coulston (08/19/2025)
Comment: See Exhibit 1 filed herewith.